FIRST CITY LIQUIDATING TRUST
                           CLASS C BENEFICIAL INTEREST

                           Filing  Type:  Schedule TO-T
                            Description:  Tender Offer

                           Filing  Date:  September 7, 2001
                            Period  End:  N/A


                      Primary  Exchange:  Over the Counter
                                 Ticker:  FCFCZ

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


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                          First City Liquidating Trust
                            (Name of Subject Company)
--------------------------------------------------------------------------------
                         Corona Investments Corporation
                       (Name of Filing Persons (Offeror))
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                           Class C Beneficial Interest
                         (Title of Class of Securities)
--------------------------------------------------------------------------------

                                   33762E 20 7
                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------

                                 Russell Molina
                         Corona Investments Corporation
                             4900 Woodway Suite 650
                                Houston, TX 77056
                                  877-966-3268

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                             Copy to: Looper & Reed
                                 C/o Scott Funk
                          1300 Post Oak Blvd Suite 200
                                Houston, TX 77056
                                Tele 713-986-7000
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                            CALCULATION OF FILING FEE

Transaction Valuation*                                      Amount of Filing Fee
--------------------------------------------------------------------------------
$262,500.00                                                      $52.50**

* For the purpose of calculating the fee only. Calculated by multiplying $1.50 per certificate tender offer price, by 175,000 the minimum number of required shares.

**  Calculated  as  1/50  of  1%  of  the  transaction  value.

[ ] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   __________                     Filing Party:__________
Form or Registration No.: __________                     Date Filed: ___________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party  tender  offer  subject  to  Rule  14d-1.
[_]  issuer  tender  offer  subject  to  Rule  13e-4.
[_]  going-private  transaction  subject  to  Rule  13e-3.
[_]  amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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
     This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Corona Investments Corporation (the "Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase a minimum of 175,000 issued and outstanding Class C Beneficial Interest Certificates ("Certificates") of First City Liquidating Trust, (the "Trust"), at a purchase price of $1.50 per Certificate, (share) net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal dated August 31, 2001 (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2)(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Certificates are not entitled to dividends. The Certificates are last in line to the liquidated assets of the Trust and retain no voting rights. The Trust has no voting securities issued and outstanding.


     All information in the Offer documents are incorporated herein by this reference in response to all of the items set forth in this Schedule TO.

     The following Items of the Schedule TO contain information that has not been sent to the holders of the Certificates.

ITEM  2.  SUBJECT  COMPANY  INFORMATION

     (e)  and  (f)  Not  applicable

ITEM  3.  IDENTITY  AND  BACKGROUND  OF  THE  FILING  PERSON.

     (c)(3) and (4) During the last five years, neither the Purchaser, nor to the best of its knowledge, any of its executive officers and directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM  5.  PAST  CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1-2) The Purchaser has no affiliation or business transactions in the past two years with the Trust or any of the Trusts Portfolio Committee Members.

     (b) and (c) The Purchaser has no negotiations, transactions, or material contacts in the past two years with the Trust or any of the Trust's Portfolio Committee Members.

     (d) The Purchaser has no conflicts of interest or potential conflicts of interest with respect to the Trust, any of its affiliates or any of the Trust's Portfolio Committee Members.

ITEM  7.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     (a) The Purchaser will use working capital for the purposes of this Tender Offer.

     (b)  The  Purchaser  will  use working capital as the sole source of funds.

     (c)  Attached  hereto  and incorporated herein by this reference is Exhibit
(a)(4)  listing  all  associated  fees  and  expenses  of  this  Tender  Offer.

     (d)  Not  applicable.

ITEM  9.  PERSONS  RETAINED,  EMPLOYED  OR  TO  BE  COMPENSATED.

     (a)  Not  applicable.

ITEM  12.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     (a)(1)  Offer  to  Purchase  dated  August  31,  2001.
     (a)(2)  Form  of  Letter  of  Transmittal.
     (a)(3)  Summary  Public  Notice  via  Business  Wire
             Monday,  September  10,  2001
     (a)(4)  Schedule  1  Fees  and  Expenses

     (b)     Not  Applicable.

     (c)     Not  Applicable.

     (d)     Not  Applicable.

     (e)     Not  Applicable.

     (f)     Not  Applicable.

     (g)     Not  Applicable.

     (h)     Not  Applicable.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2001

                                          Corona Investments Corporation
                                          a Netherlands Antilles Corporation

                                          By:     /s/Russell  S.  Molina
                                                  ----------------------------
                                          Name:   Russell  Molina
                                                  ----------------------------
                                          Title:  Attorney-in-Fact
                                                  ----------------------------

                                                                 Exhibit  (a)(1)

                           Offer to Purchase for Cash
                    Class C Beneficial Interest Certificates
                               (CUSIP 337 62E20 7)
                                       of
                          FIRST CITY LIQUIDATING TRUST
                                       at
                            $1.50 NET PER CERTIFICATE
                                       by
                         CORONA INVESTMENTS CORPORATION

                THE OFFER WILL EXPIRE AT 5:00 PM, NEW YORK TIME,
            ON FRIDAY, OCTOBER 5, 2001, UNLESS THE OFFER IS EXTENDED

     The Offer is being made by Corona Investments Corporation, a Netherlands Antilles limited liability Company (the "Purchaser"). The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Certificates (as defined herein) shall constitute a minimum of 175,000 issued and outstanding Certificates ("Shares").
                                ----------------
                                    IMPORTANT

     Any holder desiring to tender all or any portion of such holder's Certificate ("Holder") should either (i) complete and sign the accompanying
Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Certificates, and any other required documents, to the Purchaser or
(ii) request such Holder's broker, dealer, commercial bank, trust company or other nominee ("Financial Institution") to effect the transaction. DTC members may tender through the DTC system. Any Holder whose Certificates are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such Holder desires to tender such Certificates.

     Questions or requests for assistance may be directed to the Purchaser at its address and telephone number set forth in Item 8 of this Offer to Purchase.
                                -----------------
                                TABLE OF CONTENTS

SUMMARY  TERM  SHEET                                                        Page
                                                                            ----
INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
   1.  Terms  of  the  Offer;  Expiration  Date. . . . . . . . . . . . . . .  3
   2.  Acceptance  for  Payment. . . . . . . . . . . . . . . . . . . . . . .  5
   3.  Procedures for Accepting the Offer and Tendering Certificates . . . .  5
   4.  Withdrawal  Rights. . . . . . . . . . . . . . . . . . . . . . . . . .  6
   5.  Certain  Federal  Income  Tax  Consequences . . . . . . . . . . . . .  7
   6.  Price  Range  of  Certificates. . . . . . . . . . . . . . . . . . . .  7
   7.  Certain  Information  Concerning  the  Trust. . . . . . . . . . . . .  8
   8.  Certain  Information  Concerning  Purchaser . . . . . . . . . . . . .  10
   9.  Financing  of  the  Offer . . . . . . . . . . . . . . . . . . . . . .  10
  10.  Certain  Conditions  of  the  Offer . . . . . . . . . . . . . . . . .  10
  11.  Fees  and  Expenses . . . . . . . . . . . . . . . . . . . . . . . . .  11
  12.  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
  13.  Contact  Information. . . . . . . . . . . . . . . . . . . . . . . . .  12

                               SUMMARY TERM SHEET

     This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions or requests for assistance may be directed to the Purchaser.

WHO  IS  OFFERING  TO  BUY  MY  SECURITIES?

     The Purchaser is a private limited liability Netherlands Antilles Company organized October 12, 1998 for speculative and appreciation investment purposes.

WHAT  ARE  THE  SECURITIES  SOUGHT  IN  THIS  OFFER?

     We are seeking to purchase a minimum of 175,000 of the issued and outstanding Class C Beneficial Interest Certificates (the "Certificates") of First City Liquidating Trust (the "Trust").

HOW  MUCH  ARE  YOU  OFFERING  TO  PAY  AND  WHAT  IS  THE  FORM  OF  PAYMENT?

     We are offering to pay $1.50 per Certificate of the Trust net to the seller in cash (subject to applicable withholding taxes) and without interest thereon.

WHAT  ARE  THE  MOST  SIGNIFICANT  CONDITIONS  OF  THE  OFFER?

     We are not obligated to purchase any Certificates unless there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the minimum number of Certificates necessary to complete this purchase.

DO  YOU  HAVE  THE  FINANCIAL  RESOURCES  TO  MAKE  THE  OFFERED  PAYMENT?

     Yes.  The  Offer  is  being  financed from the Purchaser's working capital.

IS  YOUR  FINANCIAL  CONDITION  RELEVANT  TO MY DECISION TO TENDER IN THE OFFER?

     We do not think that our financial condition is relevant to your decision to tender in the Offer because the form of payment consists solely of cash and the Offer is not subject to a financing condition.

HOW  LONG  DO  I  HAVE  TO  DECIDE  WHETHER  TO  TENDER  IN  THE  OFFER?

     You will have at least until 5:00 PM, New York time, on October 5, 2001, to decide whether to tender your Certificates.

CAN  THE  OFFER  BE  EXTENDED,  AND  UNDER  WHAT  CIRCUMSTANCES?

     We may, without the consent of the Trust, but subject to applicable law, extend the period of time during which the Offer remains open.

HOW  WILL  I  BE  NOTIFIED  IF  THE  OFFER  IS  EXTENDED?

     If  we  decide  to  extend  the  Offer, we will inform the Depository Trust
Company  of  that  fact  and  will  give  public  notice  through Business Wire.

HOW  DO  I  TENDER  MY  CERTIFICATES?

     To tender your Certificates in the Offer, you must: (i) complete and sign the accompanying Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with your Certificates, and any other required documents, to the Purchaser. Physically tendered certificates must be accompanied with a signed Medallion Stamp
                                                                ----------------
Signature  on  the Letter of Transmittal (ii) The Holder's Financial Institution
---------
tenders  on  the  behalf  of  the  Holder  through  the  DTC  system.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED CERTIFICATES?

     You may withdraw previously tendered Certificates any time prior to the expiration of the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED CERTIFICATES?

     To withdraw previously tendered Certificates, you must deliver a written or facsimile notice of withdrawal with the required information to the Purchaser for physically delivered certificates. If you tendered Certificates by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Certificates.

                                  INTRODUCTION

     The Purchaser, Corona Investments Corporation is a private limited liability Netherlands Antilles Company organized October 12, 1998 for speculative and appreciation investment purposes. The Purchaser invests in real estate, equity, and speculative instruments among other things, seeking to maximize shareholder value. The Purchaser does business primarily in the United States.

     The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of shares to complete this purchase.

     1.   Terms  of  the  Offer;  Expiration  Date.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Certificates validly tendered (and not withdrawn in accordance with the procedures described herein) on or prior to the Expiration Date. "Expiration Date" means 5:00 PM, New York time, on Friday, October 5, 2001, unless and until Purchaser shall have extended the period during which the Offer is open, in which case Expiration Date shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.

     The Offer is subject to the conditions described herein. Subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission") Purchaser expressly reserves the right to waive any such condition, in whole or in part, in its sole discretion.

     Purchaser shall pay for all Certificates validly tendered and not withdrawn promptly following the acceptance of Certificates for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Certificates in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires Purchaser to pay the consideration offered or to return Certificates deposited by or on behalf of Holders promptly after the termination or withdrawal of the Offer), and (ii) to extend or terminate the Offer and not to accept for payment or pay for any Certificates not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified herein.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. In the case of an extension, the announcement will be made no later than 12:00 p.m., New York time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to Holders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through Business Wire.

     If Purchaser makes a material change to the terms of the Offer or the information concerning the Offer, or if Purchaser waives a material condition of the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act.

     Purchaser may offer a subsequent offering period in connection with the Offer if ninety-five percent of 175,000 shares are tendered. If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Commission, Purchaser may elect to extend its offer to purchase Certificates beyond the Expiration Date for a subsequent offering period of three business days to 20 business days (the "Subsequent Offering Period"), if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Certificates are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Certificates validly tendered (and not withdrawn in accordance with the procedures set forth herein) prior to the Expiration Date. Certificates tendered during the Subsequent Offering Period may not be withdrawn. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Certificates as they are received during the Subsequent Offering Period. Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period. If Purchaser decides to include a Subsequent Offering Period, it will make an announcement to that effect on no later than 12:00 p.m., New York time, on the next business day after the previously scheduled Expiration Date.

     The Trust has provided Purchaser with the Trust's Holder list and security position listings for the purpose of disseminating the Offer to the Holders. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record Holders whose names appear on the Trust's Holder list and will be furnished, for subsequent transmittal to beneficial owners of Certificates, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Holder list.

     2.  Acceptance  for  Payment.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will accept for payment all Certificates validly tendered (and not properly withdrawn in accordance with Withdrawal Rights prior to the Expiration Date) promptly after the Expiration Date. Purchaser shall pay for all Certificates validly tendered and not withdrawn promptly following the acceptance of Certificates for payment pursuant to the Offer. Subject to applicable rules and regulations of the Commission, Purchaser reserves the right to delay acceptance of or payment for Certificates in order to comply in whole or in part with applicable laws.

     In all cases (including during any Subsequent Offering Period), Purchaser will pay for Certificates tendered and accepted for payment pursuant to the Offer only after timely receipt of (i) the Certificates, (ii) the Letter of Transmittal, properly completed and duly executed, and (iii) any other documents required under the Letter of Transmittal.

     For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Certificates validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice of Purchaser's acceptance for payment of such Certificates pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Certificates purchased pursuant to the Offer will be made by deposit of the purchase price therefore with the Depository Trust Company for shares tendered through DTC. Payment for physically tendered shares will be made by check to the name and address on the certificate and Letter of Transmittal. Checks will be cut and held until receipt by the Purchaser of the transferred and reissued shares. Under no circumstances will Purchaser pay interest on the purchase price for Certificates, regardless of any delay in making such payment.

     3.   Procedures  for  Accepting  the  Offer  and  Tendering  Certificates.

     Valid Tender of Certificates. In order for a Holder to validly tender Certificates pursuant to the Offer, (i) the Holder must instruct their Financial Institution to tender the shares via DTC or (ii) must submit to the Purchaser the original certificate, the Letter of Transmittal, properly completed and duly executed, and any other relevant documentation. The Letter of transmittal must include a Medallion Stamp Guaranteed validating the signature.

     The method of delivery of Certificates and all other required documents is at the option and risk of the tendering Holder, and physical delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Certificates will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Certificates of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. No tender of Certificates will be deemed to have been validly made until all defects and irregularities have been cured or waived. The Purchaser will not be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     A tender of Certificates pursuant to any of the procedures described above will constitute the tendering Holder's acceptance of the terms and conditions of the Offer, as well as the tendering Holder's representation and warranty to Purchaser that (i) such Holder has the full power and authority to tender, sell, assign and transfer the tendered Certificates, and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

     4.   Withdrawal  Rights.

     Tender of Certificates made pursuant to the Offer are irrevocable, except that such Certificates may be withdrawn at any time prior to the Expiration Date unless therefore accepted for payment by Purchaser. If Purchaser extends the Offer, is delayed in its acceptance for payment of Certificates or is unable to accept Certificates for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, certificates may not be withdrawn except to the extent that tendering Holders are entitled to withdrawal rights as described herein subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser decides to include a Subsequent Offering Period, Certificates tendered during the Subsequent Offering Period may not be withdrawn.

     For a withdrawal of Certificates to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who physically tendered the Certificates to be withdrawn, the number of Certificates to be withdrawn and the name of the registered Holder, if different from that of the person who tendered such Certificates. If Certificates to be withdrawn have been delivered or otherwise identified to the Depository Trust Company, then, the Holder must instruct their Financial Institution to withdrawal the said shares. Notice of withdrawal must be guaranteed by an Eligible Institution, unless such Certificates have been tendered for the account of an Eligible Institution.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. The Purchaser is not under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of Certificates may not be rescinded. Any Certificates properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Certificates may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following the procedures for tendering Certificates set forth herein.

     5.  Certain  Federal  Income  Tax  Consequences.

     The following is a summary of the principal federal income tax consequences of the Offer to Holders whose Certificates are purchased pursuant to the Offer. The discussion applies only to Holders in whose hands Certificates are capital assets, and may not apply to Certificates received pursuant to the exercise of employee stock options or otherwise as compensation, to Holders who are not citizens or residents of the United States of America, or to Holders who are dealers in securities.

     The tax discussion set forth below is included for general information purposes only and is based upon present law (which may be subject to change, possibly on a retroactive basis). Because individual circumstances may differ, each Holder should consult such Holder's own tax advisor to determine the applicability of the rules discussed to such Holder and the particular tax effects of the Offer, including the application and effect of state, local and other tax laws.

     The receipt of cash pursuant to the Offer will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a Holder will recognize gain or loss equal to the difference between such Holder's adjusted tax basis in the Certificates sold pursuant to the Offer and the amount of cash received. Such gain or loss will be capital gain or loss. Individual Holders will be subject to tax on the net amount of such gain at a maximum rate of 20%; provided that the Certificates were held for more than 12 months. Special rules (and generally lower maximum rates) apply to individuals in lower tax brackets. The deduction of capital losses is subject to certain limitations. In addition, under certain circumstances, payments in connection with the Offer may be subject to backup withholding at a 31% rate. Holders should consult their own tax advisors to ascertain their tax liability as a consequence of any tender of their Certificates.

     6.  Price  Range  of  Certificates.

     The Certificates trade over the counter under the symbol FCFCZ. The following table sets out the high and low trading price for each quarter for the past two years for the Certificates.

                            Certificates Market Data

                                     Class C Beneficial Interests
                                    2001                      2000
                               Market Price               Market Price
Quarter Ended              High            Low        High            Low

March 31                  $  2.00        $  .70      $  .08         $  .01
June 30                      2.40           .60         .15            .15
September 30                   --            --        1.50            .15
December 31                    --            --        1.50            .33
--------------------------------------------------------------------------
AVERAGE VOLUME  (10 day quotes)  233 shares

     7.   Certain  Information  Concerning  the  Trust.

     Except as otherwise described in this Offer to Purchase, all of the information concerning the Trust contained in this Offer to Purchase, including financial information, has been furnished by the Trust or has been taken from or based upon publicly available information. The Purchaser does not assume any responsibility for the accuracy or completeness of this information or for any failure by the Trust to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser.

     General. The Trust's name is First City Liquidating Trust with its principal executive offices at 1001 Fannin Street, Suite 505, Houston, TX 77002. The Trust was established pursuant to and upon the consumption of the Joint Plan of Reorganization, dated December 23, 1994 by First City Bancorporation of Texas, Inc., a Delaware corporation, the Official Committee of Equity Security Holders, and J-Hawk Corporation, with the participation of Cargill Financial Services Corporation, under Chapter 11 of Title 11 of the U.S Code, Case No.
392-39474-HCA-11. The Joint Plan of Reorganization was confirmed by the order of the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division May 31, 1995. The Trust may not engage in the conduct of a trade or business apart from the liquidation of the Trust assets and the winding up of the affairs of the Debtor and its subsidiaries. In June 1999, the Bankruptcy Court extended the life of the Trust to January 3, 2002. In June 2001, the Bankruptcy Court extended the life of the Trust to January 3, 2004.


     The Trust is managed pursuant to Article IV of the Trust Agreement, except where expressly limited by the terms of the Trust Agreement, all of the management and executive authority over the Trust resides in the four-member Portfolio Committee. The Trust has no voting securities issued and outstanding.

     Financial Information. Set forth below is certain selected financial information relating to the Trust which has been excerpted or derived from the audited financial statements contained in the Trust's 10-K filed with the Commission on March 15, 2001. The 10-K is incorporated herein by reference. The summary financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                  FIRSTCITY LIQUIDATING TRUST AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF NET ASSETS IN LIQUIDATION
                             (DOLLARS IN THOUSANDS)

                                                          DECEMBER 31
                                                         2000     1999
                                                        -------  -------
          Assets, at estimated fair value
Cash and cash equivalents                               $ 3,556  $ 5,271
Trust assets, net                                        44,472   49,150
     Total assets                                        48,028   54,421

          Less liabilities at face or estimated amount
Payables and accrued liabilities                          1,928    2,021
     Total liabilities                                    1,928    2,021
Commitments and contingencies                           -------  -------
          Trust net asset value attributable to:
Class "B: Certificate, 2,454,310 units outstanding       46,100   52,400
Class "C" Certificate, 725,729 units outstanding        -------  -------
     Total net asset value                              $46,100  $52,400


                          CONSOLIDATED STATEMENTS OF INCOME AND
                        CHANGES IN NET ASSET VALUE IN LIQUIDATION
                                  (DOLLARS IN THOUSANDS)
                                               YEAR ENDED DECEMBER 31
                                             2000      1999       1998
                                           --------  ---------  ---------

Changes In fair value of trust assets      $ 5,719   $ 24,036   $ 37,883
Interest income on short-term investments      233        287        651
Administrative expense                      (2,679)    (3,844)    (6,859)
     Net income                              3,273     20,479     31,675
Net asset value, beginning of period        52,400     55,300     91,300
Distribution on Class "B" Certificate       (9,830)   (23,379)   (67,675)
Eliminate liability for distributions on
unsurrendered Class "B" Certificates           257        ---        ---
Net asset value, end of period             $46,100   $ 52,400   $ 55,300


                      FIRSTCITY LIQUIDATING TRUST AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (DOLLARS IN THOUSANDS)

                                                            YEAR ENDED DECEMBER 31
                                                           2000      1999       1998
                                                         --------  ---------  ---------

Cash flows from operating activities:
   Net income                                            $ 3,273   $ 20,479   $ 32,675
   Adjustments to reconcile net income to net cash
   Provided by operating activities:
      Changes in fair value of trust assets               (5,719)   (24,036)   (37,883)
      Collections on trust assets, net of advances           166       (117)      (592)
         Net cash provided by operating activities         8,102     15,113     73,020

Cash flows from financing activities:
   Distributions on Class "B" Certificate                 (9,817)   (23,316)   (67,494)
         Net cash used in financing activities            (9,817)   (23,316)   (67,494)

   Net increase (decrease) in cash and cash equivalents   (1,715)    (8,203)     5,526
   Cash and cash equivalents, beginning of period          5,271     13,474      7,949

   Cash and cash equivalents, end of period              $ 3,556   $  5,271   $ 13,474

     8.  Certain  Information  Concerning  Purchaser.

     General. Purchaser is a Netherlands Antilles limited liability company with its business address at 4900 Woodway Suite 650, Houston, Texas 77056. The Purchasers business telephone number is 877-966-3268. The purchaser is not affiliated with the Trust in any way.

     9.   Financing  of  the  Offer.

     The total amount of funds required by Purchaser to consummate the Offer and to pay related fees and expenses is estimated to be approximately $272,000.00. Purchaser will finance the Offer with internally available funds mainly from its working capital.

     10.  Certain  Conditions  of  the  Offer.

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment any Certificates tendered pursuant to the Offer, and may extend, terminate or amend the Offer if (i) immediately prior to the expiration of the Offer, the following conditions shall not have been satisfied.

     (a) there shall have been instituted or be pending any action by any governmental authority, challenging or seeking to make illegal, materially delay, or otherwise, directly or indirectly, restrain or prohibit or make materially more costly, the making of the Offer, the acceptance for payment of any Certificates by, Purchaser, or the consummation of any other transaction, or seeking to obtain damages in connection with any transaction; or (ii) seeking to prohibit or limit the ownership or operation by the Trust, the business or assets of the Trust.

     (b) any governmental authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or preventing the Offer, and such order, decree, injunction, ruling or other action shall have become final and non-appealable;

     (c) the Trust shall have failed to perform, in any material respect, any obligation or to comply, in any material respect, with any agreement; or

     (d) Purchaser and the Trust shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Certificates thereunder; which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     11.  Fees  and  Expenses.

     Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Certificates pursuant to the Offer.

     The Purchaser expects to incur reasonable expenses related to this transaction. Primary expenses will reside in legal fees, filing fees, solicitation expenses, and printing costs and any other reasonable and customary compensation fees for the services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depository Trust Company against certain liabilities and expenses in connection therewith, including under federal securities laws.

     12.  Miscellaneous.

     The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to Holders. Purchaser is not aware of any jurisdiction where the making of the Offer or the acceptance of Certificates pursuant thereto is prohibited by any administrative or judicial action or by any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Certificates pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders in such state.

     Purchaser has not authorized any person to give any information or make any representation on its behalf not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, Holders should not rely on such information or representation as having been authorized.

     Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser has filed with the Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from the Purchaser.


                                          CORONA  INVESTMENTS  CORPORATION

Dated:  August 31, 2001

     13.  Contact  Information


     The Letter of Transmittal, manually signed with MEDALLION STAMP GUARANTEED and Certificates and any other required documents should be sent or delivered by each Holder who physically retains their certificates via certified mail to:

                         Corona Investments Corporation
                             4900 Woodway Suite 650
                                Houston, TX 77056



     Questions or requests for assistance may be directed to the Purchaser by phone 877-966-3268 or fax 713-621-8027. Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from the Purchaser. A Holder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                                                                  Exhibit (a)(2)
                         Corona Investments Corporation
                             4900 Woodway Suite 650
                                Houston, TX 77056

August 31, 2001


Ladies  and  Gentlemen:

   The undersigned hereby tenders to Corona Investments Corporation, a Netherlands Antilles Corporation ("Purchaser"), the above-described Class C Beneficial Interest Certificates (the "Certificates"), of First City Liquidating Trust (the "Trust"), pursuant to Purchaser's offer to purchase a minimum of 175,000 issued and outstanding Certificates at $1.50 per Certificate ("Share"), net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the "Offer").

   Upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of any such extension or amendment), and subject to, and effective upon, acceptance for payment of Certificates tendered herewith, in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of Purchaser all right, title and interest in and to all Shares that are being tendered hereby.

   The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer Certificates tendered hereby, that when such Certificates are accepted for payment by Purchaser, Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restriction, charges and encumbrances, and that none of such Certificates will be subject to any adverse claim. The undersigned, upon request, shall execute and deliver all additional documents deemed by the Purchaser to be necessary or desirable to complete the sale, assignment and transfer of Certificates tendered hereby.

   No authority herein conferred or agreed to be conferred shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned. All obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

   The undersigned understands that the valid tender of Certificates pursuant to the procedure described in the Offer to Purchase and in the Instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer. Purchaser's acceptance of such Certificates for payment will constitute a binding agreement between the undersigned and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms or conditions of any such extension or amendment).

   Unless otherwise indicated below in the box entitled "Special Payment Instructions," please issue the check for the purchase price of all Certificates purchased and return all Certificates not tendered or not accepted for payment in the name(s) of the registered holder(s) appearing under "Description of Certificates Tendered." Similarly, please mail the check for the purchase price of all Certificates purchased and return all Certificates not tendered or not accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Certificates tendered" on the Letter of Transmittal. In the event that the boxes on page 4 hereof entitled "Special Transfer Instructions" and "Special Delivery Instructions" are both completed, please issue the check for the purchase price of all Certificates purchased and return all Certificates not tendered or not accepted for payment in the name(s) of, and deliver such check and return such Certificates (and any accompanying documents, as appropriate) to, the person(s) so indicated.

   The Letter of Transmittal and Share Certificates and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Purchaser via one of the two methods mentioned. If there is any doubt or confusion on the behalf of the stockholder make delivery to Corona Investments Corporation, 4900 Woodway Suite 650, Houston, Texas, 77056. Questions or requests for assistance may be directed to the Purchaser at its telephone number: 877-966-3268 or fax 713-621-8027

 Instructions for surrendering First City Liquidating Trust Class C Certificates

I.   General
     In accordance with the terms of the Offer, each shareholder of First City Liquidating Trust Class C Certificates is entitled, upon surrender of certificate(s) the cash payment of $1.50 per share.

II.  Execution  and  Delivery
     The Letter of Transmittal must be properly completed, dated, signed, Medallion Stamped and must be delivered together with certificate(s) to the Purchaser at its address set forth in the Letter of Transmittal. The method of delivery to is at your option and risk, but if sent by mail, registered and insured mail is suggested. If any shares are registered in different forms of your name (e.g. "John Doe" and "J. Doe"), you should complete as many separate Letters of Transmittal as there are different registrations.

III. Signatures
     The signatures (or signatures, in the case of certificate(s) owned by two or more joint holders) on the Letter of Transmittal should correspond exactly with the name as written on the face of the share certificate(s) transmitted unless the shares described in the Letter of Transmittal have been assigned by the registered holder or holders, in which event the Letter of Transmittal should be signed in exactly the same form as the name of the last transferee indicated on the transfers attached to or endorsed on the certificate(s).

     If the Letter of Transmittal is signed by an attorney, administrator, executor, guardian, trustee, officer of a corporation or other person acting in a fiduciary or representative capacity, and the surrendered stock certificate(s) is not registered in such name, the person signing must give such person's full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded with the Letter of transmittal.

IV.  Guarantee  of  Signatures
     All signatures on this Letter Of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc, or by a commercial bank, trust company or other financial institution which is a participant in an approved Signature Guarantee Medallion Program (an "Eligible Institution").

V.   Inquires
     All inquires with regard to surrender of certificates should be made to Corona Investments Corporation at 4900 Woodway Suite 650, Houston, Texas, 77056 or by phone at 877-966-3258 or fax at 713-621-8027. Additional Copies of the Offer and Letter of Transmission may be obtained from the Purchaser.

                              Letter of Transmittal
                                    TO Tender

                THE OFFER WILL EXPIRE AT 5:00 P.M, NEW YORK TIME,
            ON FRIDAY, OCTOBER 5, 2001, UNLESS THE OFFER IS EXTENDED
                                 August 31, 2001


Certificates Tendered By Physical Delivery May Make Delivery Via Overnight or Certified Insured Mail To:
                         Corona Investments Corporation
                             4900 Woodway Suite 650
                                Houston, TX 77056

Brokerage Houses, Banks, Commercial Institutes, etc. who are Members of the Depository Trust Company ("DTC") may tender through the DTC system on the behalf of their clients ("First City Class C Shareholder")

Any  questions  on  delivery  may be addressed to the Purchaser at 877-966-3268.


                         DESCRIPTION OF SHARES TENDERED
--------------------------------------------------------------------------------
NAME AND ADDRESS OF               Certificate          Number of Shares*
REGISTERED OWNER(S)                 Number
(Please fill in if blank)
--------------------------------------------------------------------------------

                                                       -------------------------
                                  Total Shares

--------------------------------------------------------------------------------


* Unless otherwise indicated, it will be assumed that all Certificates delivered are being tendered hereby.

   This Letter of Transmittal is to be completed by Holders of Certificates (as defined in the Offer to Purchase) of the First City Liquidating Trust and is to be forwarded herewith.

   Delivery of this Letter of Transmittal to an address, other than as set forth above, will not constitute a valid delivery.

   The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

                ORIGINAL SIGNATURE AND MEDALLION STAMP GUARANTEED
                                MUST BE PROVIDED
   RESIDENTS OUTSIDE THE U.S. MUST OBTAIN A MEDALLION STAMP FROM A PARTICIPATING
                 FINANCIAL INSTITUTION IN THE MEDALLION PROGRAM

               Please Read the Accompanying Instructions Carefully

SPECIAL  TRANSFER  INSTRUCTIONS                SPECIAL  DELIVERY  INSTRUCTIONS
To Be completed ONLY if the certificate(s)     To Be completed ONLY if the certificate(s)
Are to be issued in the name of someone        are to be issued in the name of the undersigned
Ther  than the registered holder of the        are to be sent to someone other than the
                                               undersigned
Certificates  surrendered.                     or to an address other than that shown above.

Issue check to:                                Mail check to:
NAME:_______________________________           NAME:____________________________________
ADDRESS:____________________________           ADDRESS:_________________________________
____________________________________           _________________________________________
                 (ZipCode)                                        (ZipCode)

_____________________________
    Tax Id or Social Security Number

                                    SIGN HERE

                       _________________________________________________________
                             Signature(s) of Shareholder(s)

Medallion  Stamp  Guaranteed  Here
   (Or  a  participating  program
   for  outside  the  United  States)    _____________________________________

Must be signed by registered holder(s) exactly as name(s) appear(s) on Certificate(s) or by person(s) to which the Certificate(s) have been assigned and transferred as evidenced by endorsements or stock powers transmitted herewith with signatures guaranteed if required. If signing is by attorney, administrator, executor, guardian, trustee, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth the full title in such capacity below and enclose proper evidence of authority so to act.

Dated:_________________________________________________________________________

Name(s)________________________________________________________________________

Capacity:______________________________________________________________________

Address:_______________________________________________________________________
Do  we  have  your  correct  address?

Telephone  Number:_____________________________________________________________
Important-In case we need to contact you

Tax  ID Number or Social Security Number:______________________________________

                            IMPORTANT TAX INFORMATION

   Under U.S. federal income tax law, a stockholder whose tendered Shares are accepted for payment is generally required to provide such stockholder's correct TIN on Substitute Form W-9 provided herewith. If such stockholder is an individual, the TIN generally is such stockholder's social security number. If the correct TIN is not provided the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such stockholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding of 31%. In addition, if a stockholder makes a false statement that results in no imposition of backup withholding, and there was no reasonable basis for making such statement, a $500 penalty may also be imposed by the Internal Revenue Service.

   Certain stockholders (including, among others, corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a statement (Internal Revenue Service Form W-8), signed under penalties of perjury, attesting to such individual's exempt status. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions. A stockholder should consult his or her tax advisor as to such stockholder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

   If backup withholding applies, the Purchaser is required to withhold 31% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the Internal Revenue Service.

Purpose  of  Substitute  Form  W-9

   To prevent backup withholding on payments that are made to a stockholder with respect to Shares purchased pursuant to the Offer, the stockholder is required to notify the Purchaser of such stockholder's correct TIN by completing the form below certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such stockholder is awaiting a TIN), and (b)(i) such stockholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) the Internal Revenue Service has notified such stockholder that such stockholder is no longer subject to backup withholding.

What  Number  to  provide

   The stockholder is required to give the Purchaser the TIN (e.g., social security number or employer identification number) of the record holder of Shares tendered hereby. If Shares are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report. If the tendering stockholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, the stockholder should write "Applied For" in the space provided for the TIN in Part I, and sign and dated the Substitute Form W-9. If "Applied For" is written in Part I and the Purchaser is not provided with a TIN within 60 days, the Purchaser will withhold 31% of all payments of the purchase price to such stockholder until a TIN is provided to the Purchaser.

                                    IMPORTANT
                 SHAREHOLDER MUST COMPLETE SUBSTITUTE W-9 BELOW

PAYER'S  NAME:

SUBSTITUTE                  PART  1-  Please  provide  your TIN     _________________________

                            in  the  Box  at  the  right  and          Social Security No.

FORM  W-9                   Certify  by  signing  and  dating
                            Below                                   OR  ________________________
                            -----------------------------
                            Part 2- TIN applied for (or I           Employer Identification Number
Department of Treasury      Intend  to  apply  for  in  the  near
Internal Revenue Service    Future)  Check  If  Applicable

Payer's Request for         ----------------------------------------------------------------------
taxpayer                    CERTIFICATION-UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT (1) the
Identifcation Number (TIN)  Information provided on this form is true, correct, and complete and

                            (2) I am not subject to backup withholdings either because I have not
                            Been notified by the Internal Revenue Service (IRS) that  I  am
                            Subject
                            to backup withholdings as a result of a failure  to  report all interest
                            or dividends or the IRS has notified me that I am no longer subject to backup withholdings.  YOU MUST CROSS OUT ITEM (2) IF YOU HAVE
                            BEEN NOTIFIED  BY  THE  IRS  THAT  YOU  ARE  SUBJECT  TO  BACKUP
                            WITHHOLDING  BECAUSE OF UNDERREPORTING OF INTEREST OR DIVIDENDS
                            ON  YOUR  TAX  RETURN.
                            Signature:_____________________________________________________
                            Name:__________________________________________________________
                            Address:_______________________________________________________
                            Date:__________________________________________________________
--------------------------------------------------------------------------------------------------

NOTE: Failure to complete and return this form may result in backup withholding of 31% of any payments made to you pursuant to this Offer. Please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional details.

NOTE: You must complete the following certificate if you are awaiting a taxpayer identification number.


             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

   I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number.

 SIGNATURE _________________________________________________DATE:_____________

                                                                 EXHIBIT (a) (3)
                 OFFER TO PURCHASE FIRST CITY LIQUIDATING TRUST
                              CLASS C CERTIFICATES

          This announcement is neither an offer to purchase nor a solicitation of an offer to sell Certificates (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated August 31, 2001 and the related Letter of Transmittal and is being made to holders of Certificates. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the acceptance of Certificates pursuant thereto is prohibited by an administrative or judicial action or by any valid state statute. If, after a good faith effort by the Purchaser, it cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Certificates in such state.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                       A MINIMUM OF A 175,000 OUTSTANDING
                                     CLASS C
                        BENEFICIAL INTEREST CERTIFICATES
                                       OF
                          FIRST CITY LIQUIDATING TRUST
                                       AT
                               $1.50 NET PER SHARE
                                       BY
                         CORONA INVESTMENTS CORPORATION

     Corona Investments Corporation, (the "Purchaser"), is offering to purchase a minimum of 175,000 issued and outstanding Class C Beneficial Interest Certificates of First City Liquidating Trust, (the "Trust"), at a purchase price of $1.50 per share (the "Certificates") net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

  ----------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON
               OCTOBER 5,  2001, UNLESS THE OFFER IS EXTENDED
  ----------------------------------------------------------------------------

     For purposes of the Offer, Purchaser will be deemed to have accepted for purchase Certificates validly tendered and not properly withdrawn when Purchaser accepts for payment of such Certificates. Upon the terms and subject to the conditions of the Offer, payment for Certificates purchased pursuant to the Offer will be made. UNDER NO CIRCUMSTANCES WILL PURCHASER PAY INTEREST ON THE PURCHASE PRICE FOR CERTIFICATES, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT. In all cases, Purchaser will pay for the Certificates tendered and accepted for payment pursuant to the Offer only after timely receipt of (i) the Letter of Transmittal, properly completed and duly executed and (ii) any other documents required under the Letter of Transmittal. In case the tender is oversubscribed by the holders of the Certificates, the Purchaser is willing to purchase all Certificates presented for tender by the holders of Certificates.

     Purchaser expressly reserves the right, in its sole discretion (but subject to the applicable rules of the Securities and Exchange Commission), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, by giving oral or written notice of such extension. During any such extension, all Certificates previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering holder to withdraw such Certificates.

     Tenders of Certificates made pursuant to the Offer are irrevocable, except that such Certificates may be withdrawn at any time prior to the expiration date or payment by the Purchaser. For a withdrawal of Certificates to be effective, notice of this fact will be given to the Purchaser.

     Tender of Certificates constitutes a taxable event for the holders of such Certificates. The applicable tax consequences of such tender varies depending on the length of time each Certificate is held by the individual holder as discussed in the Offer to Purchase. Holders should consult their tax advisor regarding the tax consequences of the tender of Certificates.

     The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Trust has provided the Purchaser with a list of holders of Certificates and all the Offer materials will be sent to the record holders of the Certificates.

     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Any  questions  or  requests for assistance should be directed to the Purchaser:
                         Corona Investments Corporation
                           Attn: Anthony De Benedictis
                             4900 Woodway Suite 650
                                Houston, TX 77056
                               Tel: (877) 966-3268
                                Fax:713-621-8027





                                                                  EXHIBIT (a)(4)


Schedule  1

Purchasers estimated expenses related to the tender offer.


Printing  and  Mailing  Costs                     $7,500.00

Legal  Fees                                       $2,500.00

Filing  Fees                                        $395.00

Advertising  Costs                                  $500.00